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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Beneficial Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Social Hall Avenue
(No. and Street)

Salt Lake City (City) UT (State) 84136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Hancock 801-933-1197
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

299 South Main Street, Suite 1900 (Address) Salt Lake City (City) UT (State) 84111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Doug Hancock, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Beneficial Investment Services, Inc., as of and for the year ended December 31, 2006, are true and correct. I further swear (or affirm) that neither Beneficial Investment Services, Inc. nor any officer, proprietor, principal, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Vice President/Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

(x)	( )	Independent Auditors' Report.
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Shareholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x)	( )	Notes to Financial Statements.
(x)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not required).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2007
WASH. D.C.
186
SECTION

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

Financial Statements as of and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, Supplemental Report on Internal Control, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111-1919
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Beneficial Investment Services, Inc.
Salt Lake City, Utah

We have audited the following financial statements of Beneficial Investment Services, Inc. (the "Company") for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Company as of December 31, 2006 (page 11), is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Deloitte + Touche LLP

March 29, 2007

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$491,878
Prepaid commissions	23,600
TOTAL	$515,478

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 21,263
Accrued expenses	17,274
Due to affiliate—net	230,240
Total liabilities	268,777
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock ($1.00 par value, 50,000 shares authorized and outstanding at December 31, 2006)	50,000
Additional paid-in capital	50,000
Retained earnings	146,701
Total shareholder's equity	246,701
TOTAL	$515,478

See notes to financial statements.

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commission revenue	$ 658,430
Total revenue	658,430
OPERATING EXPENSES:	
Commissions expense	217,901
Employee compensation and benefits	86,874
Legal and consulting	47,246
Regulatory fees and expenses	28,985
Office supplies and equipment	13,110
Rent	8,262
General and administrative	2,415
Travel expenses	769
Total operating expenses	405,562
NET INCOME BEFORE INCOME TAX	252,868
Provision for income tax	96,728
NET INCOME	$ 156,140

See notes to financial statements.

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE—January 1, 2006	$ 50,000	$ 50,000	$ (9,439)	$ 90,561
Net income			156,140	156,140
BALANCE—December 31, 2006	$ 50,000	$ 50,000	$ 146,701	$ 246,701

See notes to financial statements.

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 156,140
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	5,835
Changes in assets and liabilities:	
Prepaid commissions	(23,600)
Accounts payable	21,263
Accrued expenses	17,274
Due to affiliate—net	229,881
Net cash provided by operating activities	406,793
NET INCREASE IN CASH AND CASH EQUIVALENTS	406,793
CASH AND CASH EQUIVALENTS—Beginning of year	85,085
CASH AND CASH EQUIVALENTS—End of year	$ 491,878

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

Beneficial Investment Services, Inc. (the "Company"), a securities broker-dealer licensed in 41 states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was formed on March 12, 2004. The Company is a wholly-owned subsidiary of Beneficial Life Insurance Company ("Beneficial Life"). As of December 27, 2006, the Company changed its name to Beneficial Investment Services, Inc. Prior to that date, the Company name was Salt Lake BSI, Inc. Beneficial Investment Services, Inc. is referred to as the reporting entity in the accompanying financial statements.

The Company is a Utah registered limited scope broker-dealer and a member of the NASD and is in the process of preparing filings to become a full scope broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Due to Affiliate—Amounts due to affiliate include commissions payable, income taxes payable and other amounts due to Beneficial Life.

Commissions—The Company, as a limited scope broker-dealer, receives overwrite commissions based on the sale of registered products. Certain agents are independent contractors of the clearing-broker dealer. The commissions paid to these agents are paid directly to them by the clearing broker-dealer. As a result, the Company records the net commission received as revenue. Other agents are employees of Beneficial Life. Commissions paid to these agents are paid by Beneficial Life and charged to the Company through due to affiliate. The Company records the gross amount received as commission revenue and the amount paid to the agents as commission expense.

Income Taxes—The Company's operations are included in the consolidated federal and state income tax returns of Beneficial Life. The Company is allocated a provision or benefit for income taxes based principally on the effect of including its operations in the consolidated provision for income taxes. Deferred income taxes are provided for timing differences in the recognition of revenue and expenses for financial reporting and income tax purposes.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements—Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standard ("SFAS") No. 154, "Accounting Changes and Error Corrections." This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. SFAS No. 154 eliminates the requirement in Accounting Principles Board No. 20, "Accounting Changes," to include the cumulative effect of changes in accounting principle in the statement of operations in the period of change. Instead, this statement requires retrospective application of changes in accounting principle to prior periods' financial statements. The adoption of SFAS No. 154 has not impacted the Company's financial statements.

Future Adoption of New Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Although this statement is voluntary, it is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." SFAS No. 159 is not expected to have a material impact on the Company's consolidated financial condition and results of operations at adoption.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109." FIN No. 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that has greater than 50% chance of being realized upon ultimate settlement. FIN No. 48 is effective for the Company beginning January 1, 2007. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial statements.

3. TAXES

The provision for income taxes for the year ended December 31, 2006, is as follows:

Current	$90,893
Deferred	5,835
Provision for income taxes	$96,728

The Company has included the current income taxes in due to affiliate. The Company paid no income tax during the year ended December 31, 2006.

The Company utilized $5,835 from a deferred tax asset for net operating loss carryforwards from prior years to offset the Company's current year tax liability. As there were no temporary or permanent differences, the Company did not record any deferred tax assets or liabilities at December 31, 2006.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as total capital plus subordinated liabilities, less nonallowable assets. At December 31, 2006, the Company had regulatory net capital of $223,101, which was $189,504 in excess of its required net capital of $33,597. At December 31, 2006, the Company's aggregate indebtedness was 1.20 times its net capital.

5. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. As the Company is a nonclearing broker-dealer, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

6. RELATED-PARTY TRANSACTIONS

Beneficial Life pays certain expenses and income taxes on the Company's behalf. At December 31, 2006, the balance due to affiliate for reimbursement of such expenses was $230,240. For the year ended December 31, 2006, Beneficial Life allocated total operating expenses to the Company of $363,631 and allocated income tax expense to the Company of $96,728.

7. COMMITMENTS AND CONTINGENCIES

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by the Company's customers in fulfilling their contractual obligations pursuant to securities transactions, to the extent that the transactions relate to agents who are employees of Beneficial Life. It is the opinion of management that the amount of losses, if any, resulting from this exposure is not likely to be material to the financial position or results of operations of the Company.

* * * * * *

SUPPLEMENTAL SCHEDULE

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

NET CAPITAL:	
Total shareholder's equity qualified for net capital	$ 246,701
Deductions—nonallowable assets:	
Prepaid commissions	(23,600)
NET CAPITAL	$ 223,101
AGGREGATE INDEBTEDNESS	$ 268,777
MINIMUM CAPITAL REQUIRED	$ 33,597
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 189,504
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.20 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's amended unaudited FOCUS report, Part IIA, Form X17a-5 as of December 31, 2006.

Deloitte.

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111-1919
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

March 29, 2007

To the Board of Directors and Shareholders of
Beneficial Investment Services, Inc.
Salt Lake City, Utah 84136

In planning and performing our audit of the financial statements of Beneficial Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2006, (on which we issued our report dated March 29, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be material weaknesses, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures.

A material weakness was identified related to the fact that the Company did not adequately design control procedures over the recording of commissions received and paid, which resulted in several material misstatements to the financial statements that were not detected on a timely basis. A material amount of commissions paid were not properly allocated to the Company's accounting records by its parent company, Beneficial Life Insurance Company. A material amount of advances to agents had been improperly expensed instead of deferred. The Company also had recorded commissions revenue as the amount of cash received, which resulted in overpayments being recorded as revenue while amounts received after year end were not properly accrued for.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives, except for the material weakness described in the previous paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END